SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________
FORM 6-K
REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For September 2018
Commission File Number 0-28800
______________________
DRDGOLD Limited
1 Sixty Jan Smuts Building, 2nd Floor-North Tower
160 Jan Smuts Avenue, Rosebank
South Africa, 2196
(Address of principal executive offices)
______________________
Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.
Form 20-F
Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this
Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-
2(b) under the Securities Exchange Act of 1934.
Yes
No
If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of September 2018, incorporated by reference herein:

Exhibit

99.1 Release dated September 5, 2018, “CONDENSED CONSOLIDATED PROVISIONAL
RESULTS FOR THE YEAR ENDED 30 JUNE 2018”

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
DRDGOLD LIMITED
Date: September 5, 2018 By: /s/ Riaan Davel
Name: Riaan Davel
Title: Chief Financial Officer

REVIEW OF OPERATIONS
Year ended
30 Jun 2018
Year ended
30 Jun 2017
%
change
(1)
Gold production
kg
4 679
4 265
10
oz
150 423
137 114
10
Gold sold
kg
4 653
4 268
9
oz
149 604
137 211
9
Cash operating costs
R per kg
458 866
489 549
(6)
US$ per oz
1 118
1 122
–
All-in sustaining costs
R per kg
505 622
530 930
(5)
US$ per oz
1 258
1 216
3
Average gold price received
R per kg
534 344
548 268
(3)
US$ per oz
1 300
1 254
4
Operating proﬁt
R million
355.2
256.8
38
Operating margin
%
14.3
11.0
30
All-in sustaining costs margin
%
5.5
3.2
72
Headline earnings
R million
7.0
0.8
775
SA cents per share (cps)
1.7
0.2
750
(1)
% Change is rounded to the nearest percent and is based on the rounded amounts as presented, which is rounded to the nearest hundred thousand Rand
SHAREHOLDER INFORMATION
Issued capital
431 429 767 ordinary no par value shares (30 June 2017: 431 429 767)
265 000 000 shares issued on 31 July 2018 as payment for the WRTRP transaction
9 361 071 treasury shares held within the Group (30 June 2017: 9 361 071)
5 000 000 cumulative preference shares (30 June 2017: 5 000 000)
Stock traded
JSE
NYSE
(2)
Price
• 12 month intra-day high
R 5.52
$0.411
• 12 month intra-day low
R 2.69
$0.223
• Close
R 3.65
$0.254
(2)
This data represents per share data and not American Depository Receipt (“ADR”) data -
one ADR reﬂects ten ordinary shares
Market capitalisation
Rm
US$m
As at 30 June 2018
1 574.7
109.6
As at 30 June 2017
1 790.4
135.9
Rounding of ﬁgures may result in computational discrepancies
CONDENSED CONSOLIDATED
PROVISIONAL RESULTS
for the year ended 30 June 2018
Acquisition of
West Rand Tailings
Retreatment Project
assets completed
effective 31 July 2018
Gold production up
10% to
4 679 kg
Operating proﬁt
increased 38% to
R355.2 million
All-in sustaining
costs margin
increased to
5.5%
Free cash ﬂow
R93.4 million
Dust exceedances
stable at
0.58%
Externally sourced
potable water usage
decreased by
38%
KEY FEATURES
DRDGOLD Limited
(Incorporated in the Republic of South Africa)
Registration No.1895/000926/06
JSE share code: DRD
NYSE trading symbol: DRD
ISIN: ZAE 000058723
(“DRDGOLD” or the “Company” or the “Group”)
RESULTS
The condensed consolidated provisional results for the year ended
30 June 2018 are available on DRDGOLD’s website as well as at the
Company’s registered ofﬁce.
FORWARD LOOKING STATEMENTS
Many factors could cause the actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, adverse changes or uncertainties in general economic conditions in the markets we serve, a drop in the gold price, a sustained strengthening of the rand against the dollar, regulatory developments adverse to DRDGOLD or difﬁculties in maintaining necessary licenses or other governmental approvals, changes in DRDGOLD’s competitive position, changes in business strategy, any major disruption in production at key facilities or adverse changes in foreign exchange rates and various other factors.
These risks include, without limitation, those described in the section entitled “Risk Factors”
included in our annual report for the ﬁscal year ended 30 June 2017, which we ﬁled with the United States Securities and Exchange Commission on 31 October 2017 on Form 20-F.
You should not place undue reliance on these forward-looking statements, which speak only as of the date thereof. We do not undertake any obligation to publicly update or revise these forward-looking statements to reﬂect events or circumstances after the date of this report or to the occurrence of unanticipated events. Any forward-looking statements and
ﬁnancial information included in this presentation have not been reviewed and reported on by DRDGOLD’s auditors.
DIRECTORS (*British)(**American)
Executives:
DJ Pretorius (Chief Executive Ofﬁcer)
AJ Davel (Chief Financial Ofﬁcer)
Independent Non-executives:
GC Campbell*
(Non-executive Chairman)
EA Jeneker
J Turk **
JA Holtzhausen
TVBN Mnyango
Company Secretary:
R Masemene
Sponsor:
One Capital
FOR FURTHER INFORMATION
CONTACT NIËL PRETORIUS:
Tel: (+27) (0) 11 470 2600
Fax: (+27) (0) 11 470 2618
Website: www.drdgold.com
1 Sixty Jan Smuts Building
2nd Floor – North Tower
160 Jan Smuts Avenue
Rosebank, 2196
South Africa
PO Box 390, Maraisburg, 1700,
South Africa

DEAR SHAREHOLDER
INTRODUCTION
It is very pleasing to report that the improvement in operating and
ﬁnancial performance for the ﬁrst six months of FY2018, reported in
February 2018, was sustained in the ensuing six months to 30 June 2018.
Consequently, FY2018, compared with FY2017, was markedly better.
Year-on-year comparisons are drawn below but by way of general comment, gold production was signiﬁcantly higher, with particularly stronger average yield making the largest contribution to our performance.
Higher grade sand material reclaimed from the 5A9 and 4L30 dumps, reporting to the Knights plant, was the main contributor to improved average yield, offsetting the impact that repeated failures in the power supply – particularly in the second half – had on tonnage throughput.
Cash operating costs were substantially lower, the result of both higher gold production and completion of the rehabilitation of the Crown footprint. This, with the increase in gold production, contributed to much lower all-in sustaining costs (AISC).
Operating proﬁt for the year increased by 38%, a consequence of high gold production and sales and lower costs, despite a 3% decline in the average Rand gold price received to R534 344/kg.
By ﬁnancial year-end, three important projects – part of our on-going drive to keep the cost line below the revenue line, had been completed:
• ramp-up of reclamation from the 4L50 slimes dam, which is the southern portion of the Elsburg Tailings Complex, bordering Boksburg and Germiston;
•
conversion of the Ergo plant’s electro-winning circuit to zinc precipitation; and
• the installation at Ergo of two ball mills, reclaimed from the company’s
Crown plant in order to process higher grade sand at better margins.
The 4L50 slimes dam contains some 20.5Mt of material with an average grade of 0.256g/t. Reclamation and retreatment at a rate of around
450 000tpm over the next four years is expected to result in greater plant stability and thus, efﬁciency.
Cost savings of between R2 million and R2.5 million a month are expected to result from zinc precipitation, due mainly to a major reduction in the time to complete the ﬁnal stage of gold recovery – to around three hours from around 18 hours for electro-winning – and from signiﬁcant cuts in the consumption of caustic soda and cyanide.
The full impact of the centralised water management plant also came through this year, with a reduction in the usage of potable water of 38%.
The two 60 000tpm ball mills from Crown have been moved to the
Ergo plant and refurbished at a cost of around R41 million. An estimated
12-15Mt of sand is recoverable from the Benoni Cluster. Over the next
ﬁve years, 7.3Mt will be targeted for reclamation.
Our acquisition of the bulk of Sibanye-Stillwater’s West Rand Tailings
Retreatment Project (WRTRP), increasing our reserves by approximately
82%, was completed after the year end. An update on our progress and plans regarding this asset, now known as Far West Gold Recoveries
Proprietary Limited (FWGR), appears below.
12 MONTHS ENDED 30 JUNE 2018 VS 12 MONTHS
ENDED 30 JUNE 2017
OPERATIONAL REVIEW
Gold production increased by 10% to 4 679kg due to a 13% increase in the average yield to 0.193g/t. Total throughput, however, was 3% lower at 24 281 000t.
Cash operating costs were 6% lower at R458 866/kg.
AISC were 5% lower at R505 622/kg. I elaborate on the reasons for these shifts in my introductory comments above.
FINANCIAL REVIEW
Revenue was 6% higher at R2 490.4 million. Operating proﬁt was 38%
higher at R355.2 million after accounting for total cash operating costs,
3% higher at R2 159.7 million. I comment in more detail about these movements in my introduction above.
The operating and AISC margins were 14.3% and 5.5% respectively, compared to 11.0% and 3.2% in the prior year.
Headline earnings were R7 million (1.7 SA cents per share) compared with R0.8 million (0.2 SA cents per share).
Based on the good results for the year, free cash ﬂow of R 93.4 million was generated, in comparison to negative R 45.1 million in the prior year.
SUSTAINABLE DEVELOPMENT
Human capital
The total number of historically disadvantaged people in management, core and critical skills positions continued to grow in 2018 – to 251
(70% of the total workforce) from 242 in 2017 (68% of the total workforce).
Women in mining remained unchanged at 20% of the total workforce.
The percentage of women in core positions within the workforce is 12%, exceeding the Mining Charter’s requirement of 10%.
Some 1 546 individual training courses took place at a total cost to company of R9.0 million, compared with 1 296 at a total cost to company of R10.3 million in 2017.
Social capital
In 2018, we spent R14.5 million on various community and skills development projects of beneﬁt to communities, mainly within our operating footprint. This compares with R14.3 million in 2017.
Natural capital
Dust: 1 188 samples from sites spanning our total operating footprint were analysed during 2018. There were seven exceedances during this period, representing 0.58% of the total number of measurements, compared with ﬁve exceedances in 2017, representing 0.44% of the total number of measurements. The increase was as a result of earthworks in progress on developments being undertaken by other parties, bordering our operational footprint.
The number of exceedances in both 2017 and 2018 were a marked improvement on the 22 exceedances reported in 2016, representing
1.58% of the total number of measurements. The improvement over the past two years is attributable to our continuing programme to vegetate the top surfaces and side slopes of the tailings dams for which we are responsible. Some 35 hectares were vegetated in 2018.
Our total cash spent on environmental rehabilitation for the 2018
ﬁnancial year amounted to R51.6 million compared with R41.9 million for the 2017 ﬁnancial year.
Water: We reduced our usage of externally sourced potable water by
38% to 3 377Ml, demonstrating the continued efﬁciency of our new water distribution system completed in 2017. In terms of our agreement with the TCTA, treated acid mine drainage (AMD) water entered our system for the ﬁrst time in 2017. Our usage of TCTA treated water was approximately 909Ml in 2018.
Land: At year-end, applications in respect of 191 hectares of rehabilitated land had been lodged with the National Nuclear Regulator for clearance for redevelopment.

WEST RAND TAILINGS RETREATMENT PROJECT
Post year-end – on 1 August 2018 – we announced completion of our acquisition of the gold assets associated with Sibanye-Stillwater’s
WRTRP, to be known going forward as FWGR.
This acquisition increases our gold reserves by approximately 82% and
– having secured a R300 million revolving credit facility from ABSA
Bank Limited (acting through its Corporate and Investment Banking division) – we have already embarked on the ﬁrst phase of its planned two-phase development.
Phase 1 involves the upgrading of the Driefontein 2 plant to process tailings from the Driefontein 5 dump at a rate of between 400 000 and 600 000tpm and depositing the residue on the Driefontein 4 tailings dam. First production is expected in the first quarter of calendar 2019.
SHORT-TERM PRICE PROTECTION
DRDGOLD wishes to reafﬁrm its long-term strategy to remain an unhedged gold producer and to keep borrowings to a minimum.
However, the development of the ﬁrst phase of FWGR will necessitate medium term borrowings that will introduce some liquidity risk to the
Group. To mitigate this liquidity risk, management traded a zero-cost collar to provide price protection against a possible decrease in the Rand gold price while the borrowings will be in place.
As a result, DRDGOLD is committing 50 000 ounces of gold under a zero-cost collar with a ﬂoor of R565 000/kg and a ceiling of just under
R609 000/kg, spread equally over the next nine months, and cash-
settled at the end of each month.
FINANCIAL YEAR 2019 PRODUCTION AND COST GUIDANCE
For Ergo, during the 2019 ﬁnancial year, we are planning gold production of between 148 000 and 154 000 ounces at a cash operating cost of approximately R490 000/kg.
LOOKING AHEAD
To the east, our Ergo footprint looks set for improved performance in
FY2019 as beneﬁts from the projects described above start to ﬂow.
To the west, we can look forward to FWGR starting to materially contribute to our bottomline by the end of the second half of the
ﬁnancial year.
Niël Pretorius
Chief Executive Ofﬁcer
5 September 2018

CONDENSED CONSOLIDATED
STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME
Notes
Year ended
30 Jun 2018
Reviewed
Rm
Year ended
30 Jun 2017
Audited
Rm
Revenue
2 490.4
2 339.9
Cost of sales
(2 347.7)
(2 307.9)
Gross proﬁt from operating activities
142.7
32.0
Other income
–
12.9
Administration expenses and other costs
(90.7)
(69.4)
Results from operating activities
2
52.0
(24.5)
Finance income
38.8
40.0
Finance expenses
(58.4)
(52.2)
Proﬁt/(loss) before tax
32.4
(36.7)
Income tax 2
(25.9)
50.4
Proﬁt for the year
6.5
13.7
Other comprehensive income
Items that will be reclassiﬁed
subsequently to proﬁt or loss, net of tax
Net fair value adjustment on available-
for-sale investments
0.6
(0.3)
Total other comprehensive income
for the year
0.6
(0.3)
Total comprehensive income for the year
7.1
13.4
Basic earnings per share
(1)
3
1.5
3.2
Diluted earnings per share
(1)
3
1.5
3.2
(1)

All per share ﬁnancial information is presented in South African cents per share (cps) and is rounded to the nearest one decimal point based on the results as presented, which is rounded to the nearest million Rand.
CONDENSED CONSOLIDATED
STATEMENT OF FINANCIAL POSITION
Notes
As at
30 Jun 2018
Reviewed
Rm
As at
30 Jun 2017
Audited
Rm
Assets
Non-current assets
1 734.1
1 739.1
Property, plant and equipment
1 452.7
1 497.6
Investments in rehabilitation
obligation funds
244.0
227.7
Other non-current asset 5
19.3
–
Investments in other entities
9.4
8.8
Deferred tax assets
8.7
5.0
Current assets
626.3
548.3
Inventories
233.0
180.3
Trade and other receivables
91.2
114.3
Cash and cash equivalents 4
302.1
253.7
Total assets
2 360.4
2 287.4
Equity and Liabilities
Equity
1 267.3
1 302.4
Non-current liabilities
772.5
728.1

Provision for environmental rehabilitation
553.5
531.8
Deferred tax liability
163.7
140.5
Employee beneﬁts 2
40.6
39.0
Finance lease obligation
14.7
16.8
Current liabilities
320.6
256.9
Trade and other payables
303.2
251.7
Current tax liability
4.2
5.2
Employee beneﬁts 2
13.2
–
Total liabilities
1 093.1
985.0
Total equity and liabilities
2 360.4
2 287.4
CONDENSED CONSOLIDATED
STATEMENT OF CHANGES IN EQUITY
Year ended
30 Jun 2018
Reviewed
Rm
Year ended
30 Jun 2017
Audited
Rm
Balance at the beginning of the year
1 302.4
1 339.6
Total comprehensive income
Proﬁt for the year
6.5
13.7
Other comprehensive income
0.6
(0.3)
Transactions with the owners of the parent
Dividends paid
(42.2)
(50.6)
Balance as at the end of the year
1 267.3
1 302.4
The accompanying notes are an integral part of the condensed consolidated ﬁnancial statements.
These condensed consolidated ﬁnancial statements for the year ended
30 June 2018 have been prepared under the supervision of DRDGOLD’s
Chief Financial Ofﬁcer, Mr AJ Davel CA(SA). The condensed consolidated
ﬁnancial statements were authorised for issue by the directors on
31 August 2018.

CONDENSED CONSOLIDATED
STATEMENT OF CASH FLOWS
Notes
Year ended
30 Jun 2018
Reviewed
Rm
Year ended
30 Jun 2017
Audited
Rm
Net cash inﬂow from operating activities
233.8
51.6
Cash generated by operations
222.9
21.5
Interest received
21.9
23.8
Interest paid
(3.5)
(3.7)
Income tax (paid)/received
(7.5)
10.0
Net cash outﬂow from investing activities
(140.4)
(96.7)
Acquisition of property, plant and
equipment
(125.9)
(110.6)
Proceeds on disposal of property, plant
and equipment
7.0
20.5
Environmental rehabilitation payments
(21.5)
(11.6)
Other
–
5.0
Net cash outﬂow from ﬁnancing activities
(45.0)
(53.0)
Repayment of ﬁnance lease obligation
(2.8)
(2.4)
Dividends paid on ordinary share capital
(42.2)
(50.6)
Increase/(decrease) in cash and cash
equivalents
48.4
(98.1)
Opening cash and cash equivalents
253.7
351.8
Closing cash and cash equivalents
4
302.1
253.7
Reconciliation of cash inﬂow from
operations
Proﬁt/(loss) before tax
32.4
(36.7)
Adjusted for:
Depreciation
168.0
179.8
Movement in gold in process
(24.5)
(4.8)
Environmental rehabilitation payments
(3.4)
(7.9)
Movement in provision for environmental
rehabilitation
(2.9)
0.6
Proﬁt on disposal of property, plant and
equipment included in other income
–
(12.9)
Loss on disposal of property, plant and
equipment included in administration
expenses and other costs
0.6
–
Share-based payment expense 2
17.2
10.0
Finance income
(38.8)
(40.0)
Finance expenses
58.4
52.2
Other non-cash items
1.3
(1.0)
Working capital changes
14.6
(117.8)
Change in trade and other receivables
22.2
(57.6)
Change in other non-current asset
(27.4)
–
Change in inventories
(28.2)
(14,8)
Change in trade and other payables
48.0
(45.4)
Cash generated by operations
222.9
21.5
The accompanying notes are an integral part of the condensed consolidated
ﬁnancial statements.
NOTES TO THE CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS
1. BASIS OF PREPARATION
The condensed consolidated ﬁnancial statements are prepared in accordance with the requirements of the JSE Limited Listings Requirements (“Listings
Requirements”) for provisional reports and the requirements of the
Companies Act of South Africa. The Listings Requirements require provisional reports to be prepared in accordance with the framework concepts and the measurement and recognition requirements of International Financial
Reporting Standards (IFRS) and the SAICA Financial Reporting Guides as
issued by the Accounting Practices Committee and Financial Reporting
Pronouncements as issued by the Financial Reporting Standards Council and to also, at a minimum, contain the information required by IAS 34 Interim
Financial Reporting. The accounting policies applied in the preparation of the condensed consolidated ﬁnancial statements are in terms of IFRS and are consistent with those applied in the previous consolidated ﬁnancial statements.
2. RESULTS FROM OPERATING ACTIVITIES
Results from operating activities includes the following:
Year ended
30 Jun 2018
Reviewed
Rm
Year ended
30 Jun 2017
Audited
Rm
A. INCREASE IN LONG TERM INCENTIVE
SCHEME (“LTI”) LIABILITY
The liability for employee beneﬁts consists mainly
of the LTI liability. The increase in the share based
payment expense for the current reporting year is
mainly due to the continued amortisation of the LTI
liability over the vesting period. The decrease in the
seven day volume weighted average price (VWAP)
of DRDGOLD during the current ﬁnancial year from
R3.82 at 30 June 2017 to R3.71 at reporting date
did not have a signiﬁcant impact on the LTI liability
or expense.
17.2
10.0
B. TRANSACTION COSTS
Costs incurred related to the acquisition of the
West Rand Tailings Retreatment Project Assets.
9.0
–
C. DEFERRED TAX RATE ADJUSTMENT
In South Africa, mining tax on mining income
is determined based on a formula which takes
into account the proﬁt and revenue from a gold
mining company during the year. The formula for
determining the South African gold mining tax rate
for the years ended 30 June 2018 and 30 June 2017
is: Y = 34 – 170/X where Y is the percentage rate of
tax payable and X is the ratio of taxable income, net
of any qualifying capital expenditure that bears to
mining income derived, expressed as a percentage.
For deferred tax purposes the Group applies a
forecast weighted average tax rate considering
the expected timing of the reversal of temporary
differences.
Due to the forecast weighted average tax rate
being based on the expected future proﬁtability,
the tax rate can vary signiﬁcantly year on year
and can move contrary to current year ﬁnancial
performance.
The forecast weighted average deferred tax rate
increased from 18.6% to 20.3% as a result of a
increase in forecast proﬁtability of Ergo.
Tax charge/(beneﬁt) due to the change in the
forecast weighted tax rate:
12.8
(37.5)
3. EARNINGS PER SHARE
Reconciliation of headline earnings
Proﬁt for the year
6.5
13.7
Adjusted for:
Loss/(proﬁt) on disposal of property, plant
and equipment, net of tax
0.5
(12.9)
Headline earnings
7.0
0.8
Weighted average number of ordinary shares in
issue adjusted for treasury shares
422 068 696             422 068 696
Diluted weighted average number of ordinary
shares adjusted for treasury shares
422 068 696             422 068 696
Earnings per share
(1)
1.5
3.2
Diluted earnings per share
(1)
1.5
3.2
Headline earnings per share
(1)
1.7
0.2
Diluted headline earnings per share
(1)
1.7
0.2
(1)
All per share ﬁnancial information is presented in South African cents per share (cps) and is rounded to the nearest one decimal point based on the results as presented which is rounded to the nearest million Rand

4. CASH AND CASH EQUIVALENTS
Year ended
30 Jun 2018
Reviewed
Rm
Year ended
30 Jun 2017
Audited
Rm
Included in cash and cash equivalents is restricted
cash of:
Cash held in escrow (including interest) relating
to the electricity dispute with Ekurhuleni
Metropolitan Municipality (refer note 5 and 7)
114.2
92.7
Guarantees
17.2
16.1
5. OTHER NON-CURRENT ASSET
The payments made under protest to the Municipality (refer note 7) of
R22.5 million (excluding VAT), as well as the subsequent payments made to the Municipality comprising the difference between the J-tariff in addition to the Eskom tariff in the amount of R4.9 million is recognised as a non-current asset.
This asset was recognised initially at fair value of R18.6 million, resulting in a difference at initial recognition of R8.8 million, accounted for in
ﬁnance costs.
The fair value was determined using the income approach present value technique. The calculation was based on the following assumptions:
• discount rate: 11.68% representing the Municipality maximum cost of borrowing on bank loans as disclosed in the 30 June 2017 annual report; and
• discount period: 3 years representing management’s best estimate of the date of conclusion of the Main Application.
During the year, ﬁnance income of R0.7 million was recognised to account for the effect of unwinding.
6. CONTINGENT LIABILITY: SILICOSIS
The DRDGOLD Respondents (together with each of the Working Group companies) served a notice of appeal to petition the Supreme Court of Appeal (“SCA”) against the certiﬁcation of the Silicosis class and
Tuberculosis class and the transmissibility of damage, ordered by the
High Court of South Africa in May 2016. The appeal to the SCA was set down for hearing from 19 to 23 March 2018, but was subsequently postponed indeﬁnitely in January 2018, by agreement between the former mineworkers and dependents of the deceased mineworkers
(“Applicants”) and the Respondent companies. The SCA endorsed and upheld the postponement.
The remaining members of the Working Group have all raised accounting provisions due to progress made by the Working Group towards settlement of the claims. In May 2018, the Working Group announced that a settlement agreement had been reached, subject to certain suspensive conditions, including the approval by the South African High
Court after which an effective date of the agreement will be set.
DRDGOLD withdrew from the Working Group in January 2016 and
maintains the view that it is too early to consider settlement of the matter, mainly for the following reasons:
• the Applicants have as yet not issued and served a summons (claim) in the matter;
• there is no indication of the number of potential claimants that may join the class action against the DRDGOLD respondents;
•
many principles upon which legal responsibility is founded, are required to be substantially developed by the trial court (and possibly subsequent courts of appeal) to establish liability on the bases alleged by the applicants.
In light of the above there is inadequate information to determine if a sufﬁcient legal and factual basis exists to establish liability, and to quantify such potential liability.
7. CONTINGENT LIABILITY AND CONTINGENT ASSET:
EKURHULENI METROPOLITAN MUNICIPALITY
ELECTRICITY DISPUTE
In December 2014, Ergo Mining (Proprietary) Limited (“Ergo”) instituted legal proceedings by way of an application (“Main Application”) against the Ekurhuleni Metropolitan Municipality (“Municipality”) and Eskom for
an order declaring that Ergo is not supplied electricity by the Municipality and that the Municipality is not authorised to levy a surcharge of 40%
(“the D-tariff”) to the rate which Eskom ordinarily charges Ergo on its
Mega ﬂex rate (“Eskom tariff”). Ergo also instituted a counterclaim against the Municipality for the recovery of the surcharges which were erroneously paid to the Municipality in the bona ﬁde belief that they were due and payable prior to the Main Application of approximately R43 million (these surcharges were expensed).
Consequently, and pending a ﬁnal determination of the Main Application by the High Court, Ergo stopped paying the surcharges to the Municipality, paying and expensing only the Eskom tariff and depositing the difference comprising the D-tariff into its attorneys’ trust account as security in favour of the Municipality in the event that the court rules against
Ergo. These surcharges were not expensed but recognised under cash and cash equivalents as restricted cash (refer note 4). The Municipality threatened to (effectively instruct Eskom as they cannot do so on their own) discontinue power supply, as a result of which Ergo brought an application for an interim interdict to prohibit the Municipality and/or
Eskom from interfering with or causing the power supply to Ergo to be interrupted before the Main Application is adjudicated. In May 2016, the
Gauteng Local Division, Johannesburg found in favour of Ergo. On appeal by the Municipality, the Supreme Court of Appeal overturned the interdict in August 2017, following which Ergo petitioned the Constitutional Court for relief in December 2017.
In January 2018, the Constitutional Court rejected (and refused to hear)
Ergo’s petition for a further appeal.
On the date of the Constitutional Court ruling, the money held in Ergo’s attorneys’ trust account amounted to approximately R126 million.
In February 2018, Ergo paid R25.2 million (including VAT) from the trust account to the Municipality, under protest and without prejudice and/
or admission of liability (refer note 5). This amount was the difference between the surcharge of 11% (“the J-tariff”) over the Eskom tarrif which was recently introduced by the Municipality “for bulk supplies at medium and high voltage situated in a position designated by the Municipality as close-coupled to the Eskom grid”. The J-tariff, which Ergo still deems to be irregular and disproportionate in accordance with the provisions of the Local Government: Municipal Systems Act, 32 of 2002 (“Systems
Act”), was signiﬁcantly lower than the previously imposed “D-Tariff”.
The balance, following the payment of the R25.2 million, remains in the trust account of Ergo’s attorneys of record. Subsequently, Ergo pays monthly to the Municipality, the amount calculated at J-tariff in respect of its electricity consumption, under protest and without prejudice and/or admission of liability (refer note 5).
Ergo’s legal team is conﬁdent about the prospects of success in the
Main Application as it will demonstrate that the Municipality does not supply electricity to Ergo or in any manner add value to Eskom’s supply of electricity to Ergo. Ergo is furthermore, in terms of the Main Application, in addition to its contention that the Municipality does not supply electricity to it and not licensed to supply it, challenging the imposition of the J-tariff and D-tariff on the grounds that they are,
inter alia, ultra vires and beyond
the scope of the Municipality’s Electricity By-Laws, the Systems Acts as
well the Credit Control and Debt Collection By-Laws.
The Main Application has been set down for hearing on 5 December 2018.
Based on the probability of outﬂows, no liability for surcharges claimed has been recognised.

8. FINANCIAL RISK MANAGEMENT FRAMEWORK
Commodity price sensitivity
The Group’s proﬁtability and cash ﬂows are primarily affected by changes in the market price of gold which is sold in US Dollar and then converted to Rand.
Gold is sold at spot prices. Forward sales of gold production, as well as derivatives or other hedging arrangements to establish a price in advance for the sale of future gold production are not entered into at
30 June 2018.
9. FAIR VALUES
The Group’s assets that are measured at fair value at reporting date consist of available for sale ﬁnancial instruments and are included in Investments in other entities on the statement of ﬁnancial position. Of this line item,
R9.2 million (30 June 2017: R8.6 million) relate to fair value hierarchy
Level 1 instruments and R0.2 million (30 June 2017: R0.2 million) relate to fair value hierarchy Level 3 instruments.
10. SUBSEQUENT EVENTS
On 31 July 2018, the acquisition of the West Rand Tailings Retreatment
Project Assets became unconditional. 265 million shares were issued to Sibanye-Stillwater as settlement of the purchase consideration.
A Revolving Credit Facility amounting to R300 million was subsequently secured with ABSA Bank Limited (acting through its Corporate and
Investment Banking division), replacing the overdraft facility amounting to R100 million that was in place previously.
The Board has approved Rand gold price protection to manage the short-term liquidity risk that will arise from the anticipated increase in borrowings to fund the development of Phase 1 of FWGR.
11. REVIEW REPORT OF THE INDEPENDENT AUDITOR
These condensed consolidated ﬁnancial statements for the year ended
30 June 2018 have been reviewed by KPMG Inc, who expressed an unmodiﬁed review conclusion. The auditor’s review report does not necessarily report on all of the information contained in these condensed consolidated provisional results. Shareholders are therefore advised that in order to obtain a full understanding of the nature of the auditor’s review engagement they should obtain a copy of the auditor’s review report together with the accompanying ﬁnancial information from the issuer’s registered ofﬁce.
12. OPERATING SEGMENTS
The following summary describes the operations in the Group’s reportable operating segment:
• Ergo is a surface retreatment operation and treats old slime and sand dumps to the south of Johannesburg’s central business district as well as the East and Central Rand goldﬁelds. The operation comprises three plants. The Ergo and Knights plants continue to operate as metallurgical plants. The City Deep plant continues to operate as a pump/milling station feeding the metallurgical plants. The Crown plant operated as a pump/milling station feeding the metallurgical plants until March 2017 when it ceased all operations.
Corporate ofﬁce and other reconciling items are taken into consideration in the strategic decision-making process of the chief operating decision maker and are therefore included in the disclosure here, even though they do not earn revenue. They do not represent a separate segment.
Year ended 30 Jun 2018
Reviewed
Year ended 30 Jun 2017
Audited
Ergo
Corporate
ofﬁce and other
reconciling
items
Total
Ergo
Corporate
ofﬁce and other
reconciling
items Total
Rm
Rm
Rm
Rm Rm Rm
Revenue (external)
2 490.4
–
2 490.4
2 339.9 – 2 339.9
Cash operating costs
(2 159.7)
–
(2 159.7)
(2 087.9) – (2 087.9)
Movement in gold in process
24.5
–
24.5
4.8 – 4.8
Operating proﬁt
355.2
–
355.2
256.8 – 256.8
Retrenchment costs
–
–
–
(23.0) – (23.0)
Administration expenses and general costs
(11.5)
(78.6)
(90.1)
(4.5) (64.9) (69.4)
Interest income
9.5
12.3
21.8
6.8 16.8 23.6
Interest expense
(1)
(3.1)
(1.0)
(4.1)
(3.3) (2.4) (5.7)
Income tax
(2)
(2.9)
(3.6)
(6.5)
(1.9) –
(1.9)
Working proﬁt before capital expenditure
347.2
(70.9)
276.3
230.9 (50.5) 180.4
Additions to property, plant and equipment
(125.2)
(0.9)
(126.1)
(116.2) (0.1) (116.3)
Additions to listed investments
– – – –
(0.1) (0.1)
Working proﬁt after capital expenditure and additions
222.0
(71.8)
150.2
114.7 (50.7) 64.0
(1)
Interest expense excludes the fair value adjustment on
the initial recognition of the other non-current asset
(2)
Income tax excludes deferred tax
Reconciliation of proﬁt for the period
Working proﬁt before capital expenditure
347.2
(70.9)
276.3
230.9 (50.5) 180.4
Depreciation
(167.4)
(0.6)
(168.0)
(179.7) (0.1) (179.8)
Movement in provision for environmental rehabilitation
2.5
0.4
2.9
(0.6) – (0.6)
(Loss)/proﬁt on disposal of property, plant and equipment
(0.6)
–
(0.6)
0.2 12.7 12.9
Growth in environmental rehabilitation trust funds and
reimbursive right
10.1
6.2
16.3
10.9 5.5 16.4
Unwinding of provision for environmental rehabilitation
(44.3)
(1.3)
(45.6)
(45.3) (1.2) (46.5)
Fair value adjustment on the initial recognition of non-
current receivable including subsequent unwinding
(8.1)
–
(8.1)
– – –
Ongoing rehabilitation expenditure
(26.7)
–
(26.7)
(22.4) – (22.4)
Other operating (costs)/income including care
and maintenance costs
(36.2)
15.6
(20.6)
(30.3) 31.3 1.0
Deferred tax
(23.2)
3.8
(19.4)
54.2 (1.9) 52.3
Proﬁt/(loss) for the year
53.3
(46.8)
6.5
17.9 (4.2) 13.7

Year ended 30 Jun 2018
Year ended 30 Jun 2017
Unreviewed
Unaudited
OPERATIONAL PERFORMANCE
Ore milled
Metric (000't)
24 281
24 958
Yield
Metric (g/t)
0.193
0.171
Cash operating costs
(R/t)
88
84
(US$/t)
6
6
Reconciliation of All-in sustaining costs
(All amounts presented in R million unless otherwise indicated)
Cash operating costs
(2 159.7)
(2 087.9)
Movement in gold in process
24.5
4.8
Administration expenses and other costs (sustaining)
(81.1)
(69.4)
Other operating costs excluding care and
maintenance costs
(12.5)
8.1
Movement in provision for environmental rehabilitation
2.9
(0.6)
Unwinding of provision for environmental rehabilitation
(45.6)
(46.5)
Capital expenditure (sustaining)
(81.3)
(72.9)
All-in sustaining costs
(2 352.8)
(2 264.4)
Care and maintenance costs
(8.1)
(7.1)
Retrenchment costs
–
(23.0)
Ongoing rehabilitation expenditure
(26.7)
(22.4)
Administration expenses and other costs
(non-sustaining)
(9.0)
–
Capital expenditure (non-sustaining)
(44.7)
(43.4)
Capital recoupment
–
5.0
All-in costs
(2 441.3)
(2 355.3)
Cash operating costs R per kg
458 866
489 549
Cash operating costs US$ per oz
1 118
1 122
All-in sustaining costs R per kg
505 622
530 930
All-in sustaining costs US$ per oz
1 258
1 216
All-in cost* R per kg
524 651
552 243
All-in cost* US$ per oz
1 298
1 264
* All-in cost deﬁnitions based on the guidance note on non-GAAP Metrics issued by the World Gold Council on 27 June 2013
MINERAL RESOURCES AND MINERAL RESERVES
DRDGOLD’s Mineral Resources from surface decreased by 38% from 11.8Moz (1 565.0Mt @ 0.23g/t Au) in FY2017 to 7.3Moz (873.1Mt @ 0.26g/t
Au) in FY2018 mainly due to the exclusion of the Brakpan/Withok tailings deposition facility from Inferred Mineral Resources. The Brakpan/Withok tailings deposition facility is the current deposition site for retreated tailings and will remain so for the life of the Ergo operation. A decision was taken to exclude the Brakpan/Withok tailings deposition facility from the active drilling programme as reprocessing of this material is unlikely in the foreseeable future.
Mineral Reserves increased by 10% from 3.0Moz (299.2Mt @ 0.31g/t Au) in FY2017 to 3.3Moz (332.2Mt @ 0.31g/t Au) in FY2018 due to additional drilling performed on the Rooikraal tailings deposition facility.
The technical information referred to in this report has been reviewed by Messrs Mpfariseni Mudau (SACNASP) and Gary Viljoen (SACG), both are independent contractors of DRDGOLD. They approved this information in writing before the publication of the report.